

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2010

Michael Molkentin
Chief Financial Officer
Supergen, Inc.
4140 Dublin Blvd, Suite 200
Dublin, CA 94568

      Re: **Supergen, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Proxy Statement on Schedule 14A filed April 30, 2010
      Form 10-Q for the Quarterly Period Ended March 31, 2010
      Form 10-Q for the Quarterly Period Ended June 30, 2010
      File Number: 000-27628

Dear Mr. Molkentin:

      We have completed our review of your filings and do not have any further comments at this time.

                                    Sincerely,

                                    Melissa N. Rocha
                                    Accounting Branch Chief